

April 8, 2020

Via E-mail
George R. Bason, Jr., Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

> **Re:** **Hugoton Royalty Trust**
> **Schedule TO-T**
> **Filed April 1, 2020 by XTO Energy Inc.**
> **File No. 5-56403**

Dear Mr. Bason:

We have reviewed the above filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

1. Please provide us with a legal analysis explaining why Exchange Act Rule 13e-3 is inapplicable. In your response, please address why the bidder should not be considered an "affiliate," as defined in Exchange Act Rule 13e-3(a)(1), given the disclosure in the last paragraph on page 1, in the second paragraph following the caption "General" on page 19 and in the last paragraph on page 26, and the definition of "control," as defined in Rule 12b-2 to include "the possession…of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or *otherwise*" (emphasis added).

Conditions of the Offer, page 35

2.	Refer to conditions A and C. A tender offer may be conditioned on a variety of events and circumstances, provided that such conditions are drafted with sufficient specificity to allow for objective verification that such conditions have been satisfied and to prevent the Offeror from asserting such conditions at any time for any reason. To the extent a bidder reserves the right to assert an offer condition based upon its "sole judgment" or its own action or inaction, without a reasonableness or materiality qualifier, the tender offer could be viewed as illusory and thus in contravention of Exchange Act section 14(e). Please revise these conditions to remove such implication.

3.	Refer to the preceding comment. The disclosure in conditions A. and B. include the language that "there shall be threatened…any action or proceeding…" and "any change…shall be threatened…" With a view towards disclosure, please advise what is meant by the term "threatened" and how it may be objectively determinable.

4.	While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the Offer "regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition…" potentially renders the Offer illusory because the action or inaction of the Offeror or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of section 14(e), please revise to remove the implication that the offer conditions may be triggered by action or inaction of the Offeror or any its affiliates.

5.	We note the following statement: "The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time." This language suggests that if a condition is triggered and the Offeror fails to assert the condition, the Offeror will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Offeror decides to proceed with the Offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Offeror may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Offeror's understanding that if an Offer condition is triggered, the Offeror will notify shareholders whether or not it has waived such condition. In addition, when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Offeror's understanding in your response letter.

6. We note the following statement: "Any determination by the Offeror concerning the events described in this Section shall be final and binding on all parties." Please revise this statement to include a qualifier indicating that holders are not foreclosed from challenging the Offeror's determination in a court of competent jurisdiction.

* * *

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions